Contact

www.linkedin.com/in/ariana-jarrell-b96606120 (LinkedIn)
kdgcc.com/ (Company)

Top Skills

Signage & Wayfinding
Program Management
Business Strategy

Certifications

EIT

Ariana Jarrell

Program Manager (Interface & Logistics Engineer) at LAX LAMP Program
Los Angeles, California, United States

Experience

KDG Construction Consulting

Program Manager (Interface & Logistics Engineer)
June 2017 - Present (7 years 10 months)
LAX

Delta Air Lines

Project Manager
August 2016 - June 2017 (11 months)
LAX

Consultant for the T2/T3 enabling modernization project.

Kimley-Horn

Civil Engineer (Aviation)
August 2013 - March 2016 (2 years 8 months)
Orange County, California Area

Kimley-Horn

Transportation Engineering Intern
June 2012 - September 2012 (4 months)
Los Angeles, CA

HNTB

Aviation Engineering Intern
June 2010 - September 2010 (4 months)
Los Angeles, CA

San Francisco International Airport

Aviation Engineering Intern
June 2009 - September 2009 (4 months)
San Francisco International Airport

Education

California Polytechnic State University-San Luis Obispo

Bachelor's Degree, Civil Engineering · (2007 - 2012)

St. Ignatius College Preparatory

High School Diploma · (August 2003 - June 2007)